Exhibit 4.1

PROMISSORY NOTE

$600,000	Dated: October 29, 2024

FOR VALUE RECEIVED, the undersigned, CONDUIT PHARMACEUTICALS INC., a Delaware corporation (the “Borrower”), HEREBY PROMISES TO PAY to A.G.P./Alliance Global Partners (the “Lender”) the principal amount of SIX HUNDRED THOUSAND DOLLARS ($600,000) or, if less, the aggregate principal amount of the Advance made by the Lender to the Borrower pursuant to the Loan Agreement (as hereinafter defined) outstanding on the Maturity Date (as defined in the Loan Agreement).

The Borrower promises to pay interest on the principal amount of the Advance from the date of such Advance until such principal amount is paid in full, at such interest rates, and payable at such times, as are specified in the Loan Agreement referred to below.

Principal, interest fees and expenses hereunder and under the Loan Agreement are payable in lawful money of the United States of America to the Lender at 590 Madison Avenue, 28th Floor, New York, NY 10022, in same day funds.

This Promissory Note is the Note referred to in, and is entitled to the benefits of, the Bridge Loan Agreement dated as of October 29, 2024 (as may be amended or restated from time to time, the “Loan Agreement”), between the Borrower and the Lender. The Loan Agreement, among other things, (i) provides for the making of an advance (the “Advance”) by the Lender to the Borrower in an aggregate principal amount not to exceed at any time outstanding the U.S. dollar amount first above mentioned, the indebtedness of the Borrower resulting from such Advance being evidenced by this Promissory Note, and (ii) contains provisions for acceleration of the maturity hereof upon the happening of certain stated events and also for prepayments on account of principal hereof prior to the maturity hereof upon the terms and conditions therein specified.

CONDUIT PHARMACEUTICALS INC.

By:	/s/ James Bligh
Name:	James Bligh
Title:	Interim Chief Financial Officer